Announcement to the Market

Tier 1 Subordinated Notes

Itaú Unibanco Holding S.A. ("Company") informs to the shareholders and to the market that, on December 12, 2024 ("Optional Redemption Date"), it will exercise the option to redeem all of its Tier 1 subordinated notes ("Notes") issued on December 12, 2017 ("Issuance Date"), in the amount of US$1.250 million. These Notes have a coupon of 7.721% per year.

It is estimated that the impact of this redemption on the Company's Tier 1 market capitalization rate will be 55 basis points[1].

São Paulo (SP), November 04, 2024.

Gustavo Lopes Rodrigues

Investor Relations Officer

[1] Considering the exchange rate as of October 31, 2024, of R$ 5.7779 for US$ 1.00 and calculated on the capital base of September 30, 2024.